Exhibit 99.1

July 29, 2015

Dear Fellow GoldTrust Unitholders,

As we near the latest deadline for Sprott’s unsolicited offer to acquire GoldTrust Units, you will no doubt be receiving information and phone calls pressuring you to “act now” as their offer will expire on August 7, 2015. You should not be swayed by Sprott’s self-serving pressure tactics, which are intended to convey a sense of urgency that, in our view, does not exist.

Your independent Board of Trustees, with the aid of legal and financial advisors, has recommended that you REJECT the Sprott Offer, TAKE NO ACTION with respect to the Sprott Offer and DO NOT tender your Units to the Sprott Offer. Our recommendation to Unitholders and the reasons supporting our recommendation are fully described in the Central GoldTrust Trustees’ Circular which was mailed to you and which can also be found on www.gold-trust.com and www.goldtrust.ca.

Your Board of Trustees determined that the Sprott Offer should be REJECTED by GoldTrust Unitholders for the following reasons:

•	Sprott offers NO meaningful premium

•	Sprott will charge you approximately 75%[1] higher management fees, which will erode your net asset value

•	Despite charging higher fees, Sprott’s bullion storage does not match GoldTrust’s high level of security and safeguards

•	Sprott’s touted physical redemption feature is only available to very large unitholders who comprise a small percentage of unitholders

•	Sprott’s physical redemption feature has encouraged redemptions by hedge funds, materially decreasing the size of Sprott’s funds, which has resulted in higher fees for remaining unitholders

•	GoldTrust Unitholders overwhelmingly rejected a similar physical redemption feature proposed by Polar Securities on behalf of its North Pole Capital Master Fund at the GoldTrust Unitholders’ Meeting on May 1, 2015

•	Sprott Physical Gold Trust’s structure and physical redemption feature will expose certain U.S. GoldTrust Unitholders to greater tax risk

•	Sprott’s offering materials recognize that there is a substantial possibility that the transaction will be fully taxable to GoldTrust’s U.S. Unitholders, and state that whether the transaction will be taxable depends on the “resolution of complex issues and facts, some of which will not be known” until after the transaction is completed

•	Sprott Physical Gold Trust has NO board of trustees and NO annual meetings; its unitholders have virtually NO voting rights and NO ability to replace Sprott as manager

•	Sprott has a very poor track record as an investment manager. For example, Sprott Resource Corp. (TSX:SCP), traded at a 51.8% discount to NAV (as at June 30, 2015) according to their press release on July 27, 2015

[1] Based on a comparison of Management/Administrative expenses divided by the average of end-of-month net asset values over the last twelve months as at March 31, 2015.

•	GoldTrust has adopted[2] a new enhanced cash redemption feature at 95% of NAV that will be available to ALL Unitholders at ANYTIME

•	GoldTrust’s new enhanced cash redemption feature is designed to address net asset value discounts in bear markets without altering the advantages of the GoldTrust structure

Over the past few months, we have been speaking with GoldTrust Unitholders. Our Unitholders, who are predominantly long-term gold bullion investors, tell us they bought GoldTrust Units due to our very low administration fees, industry-leading gold bullion security, tax-efficient structure and long-term track record of stewarding gold bullion investments. In order to respond to current bear market conditions, GoldTrust adopted2 an enhanced cash redemption feature, which we believe is a prudent way of addressing the current net asset value discount without altering the advantages of the GoldTrust tax, fee and security structure. For these reasons and the reasons set forth in the Trustees’ Circular, we believe that GoldTrust Unitholders are much better off retaining their GoldTrust Units than exchanging them for Sprott units which come with significantly higher ongoing management fees, lower bullion security, much greater tax risk and virtually no governance rights.

TO REJECT THE SPROTT OFFER AND RETAIN YOUR GOLDTRUST UNITS YOU DON’T HAVE TO DO ANYTHING

Should you have any questions regarding the Sprott Offer and GoldTrust’s recommendations to REJECT the Sprott Offer, please contact D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co.

We thank GoldTrust Unitholders for your attention to this matter and for your ongoing support of GoldTrust.

Yours Sincerely,

Bruce Heagle, Chair of the Special Committee of Independent Trustees	Ian McAvity, Lead Independent Trustee	Stefan Spicer, Founder, Chairman and CEO

[2] Subject to the receipt of required regulatory approvals.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At July 28, 2015, the Units were 99.2% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

For further information, please contact D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Additional Information and Where to Find It

The recommendation of the Board of Trustees of GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United Stated federal securities laws or “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the anticipated benefits of the enhanced cash redemption feature, including any anticipated tax impact on non-redeeming Unitholders following a redemption which utilizes the enhanced cash redemption feature; any anticipated impact of the enhanced cash redemption feature or GoldTrust’s structure on future trading prices of GoldTrust Units and any trading discount of GoldTrust Units to NAV; the receipt of regulatory approvals required in connection with the implementation of the enhanced cash redemption feature; any continuing benefits of GoldTrust’s current structure from a fee, tax, bullion security, Unitholder rights and governance perspective; and GoldTrust’s expense ratio and gold bullion security as compared to Sprott.

GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.